PROSPECTUS SUPPLEMENT NO. 7	Filed Pursuant to Rule 424(b)(7)
(To Prospectus dated May 10, 2007 as supplemented and amended by prospectus supplement no. 1 dated June 13, 2007,
prospectus supplement no. 2 dated July 17, 2007,
prospectus supplement no. 3 dated August 24, 2007,
prospectus supplement no. 4 dated September 27, 2007,
prospectus supplement no. 5 dated October 29, 2007 and
prospectus supplement no. 6 dated December 6, 2007)
Registration Statement No. 333-142820

Lexington Realty Trust
17,823,195 Common Shares of Beneficial Interest
This prospectus supplement no. 7 supplements and amends the prospectus dated May 10, 2007 (as supplemented and amended to date) relating to the resale from time to time of common shares that we may issue to holders of The Lexington Master Limited Partnership’s 5.45% Exchangeable Guaranteed Notes due 2027, which we refer to as the notes, named in the prospectus dated May 10, 2007, as amended and supplemented to date upon the exchange or redemption of the notes.

This prospectus supplement should be read in conjunction with, is qualified by reference to, and must be accompanied by, the prospectus dated May 10, 2007, as supplemented or amended to date, except to the extent that the information in this prospectus supplement supersedes any information contained in those documents.

Our common shares are listed on the New York Stock Exchange under the symbol “LXP”. On April 17, 2008, the last reported sale price of our common shares on the New York Stock Exchange was $14.87 per share.

Investing in our common shares involves risks. See “Risk Factors” referred to on page 5 of the prospectus dated May 10, 2007, as well as in the documents incorporated by reference into the prospectus, before investing in our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is April 18, 2008.

SELLING SHAREHOLDERS
The information appearing in the table below supplements and supersedes the information with respect to such selling shareholders in the table appearing under the heading “Selling Shareholders” in the prospectus dated May 10, 2007, as previously supplemented. The information is based solely on information provided to us by or on behalf of the selling shareholders on or prior to April 17, 2008 in Selling Security Holder Notices and Questionnaires. The number of common shares, shown in the table below, issuable upon the exchange or redemption of the notes, assumes exchange of the full amount of notes held by each selling shareholder at the current exchange rate of 45.4682 shares of our common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share, even though we are required to pay the first $1,000 of exchange value in cash. The exchange rate is subject to further adjustment in certain events. The selling shareholders may offer all, some or none of the common shares which we may issue upon the exchange or redemption of the notes. Because the selling shareholders may offer all or some portion of such common shares, we cannot estimate the number of common shares that will be held by the selling shareholders upon termination of any of these sales. In addition, the selling shareholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common shares since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.
Selling Shareholder	Number of Shares Beneficially Owned Prior to the Offering(1)(2)	Percentage of Shares Beneficially Owned Prior to the Offering(3)	Number of Shares Offered Pursuant to this Prospectus	Number of Shares Beneficially Owned After the Offering(4)	Percentage of Shares Beneficially Owned After the Offering(3)
Akanthos Arbitrage Master Fund, L.P. (5)	3,410,115	*	3,410,115	0	*
Argent Classic Convertible Arbitrage Fund Ltd. (6)	1,011,758	*	1,011,758	0	*
Bayerische Hypo-und Vereinsbank AG (7)	1,273,109	*	1,273,109	0	*
Highbridge International LLC (8)	1,952,630	*	1,952,630	0	*
Highbridge Capital Arbitrage Master Fund L.P. (9)	304,975	*	304,975	0	*
JMG Capital Partners, L.P. (10)	431,948	*	431,948	0	*
JP Morgan Securities Inc. (11)	2,046,069	*	2,046,069	91	*
Reflex Master Portfolio Ltd (12)	113,670	*	113,670	0	*

*	Less than one percent.
(1)	Based on information available to us as of April 17, 2008 in Selling Security Holder Notices and Questionnaires delivered by the selling shareholders.
(2)
The number of common shares issuable upon the exchange or redemption of the notes assumes exchange of the full amount of notes held by each selling shareholder at the initial exchange rate of 45.4682 shares of our common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share, even though we are required to pay the first $1,000 of exchange value in cash. The exchange rate is subject to adjustment in certain events.

(3)	Based on a total of 60,293,375 shares of our common stock outstanding as of April 17, 2008.
(4)	Assumes the selling shareholder sells all of its common shares offered pursuant to this prospectus.
(5)
Akanthos Capital Management, LLC and Michael Kao exercise voting and/or dispositive powers with respect to these securities. Akanthos Arbitrage Master Fund, L.P. has reported as short position in our common shares of  785,807 as of February 8, 2008.

(6)	Nathanial Brown and Robert Richardson exercise voting and/or dispositive powers with respect to these securities.
(7)
Carsten Richter has voting and dispositive power over the notes held by Bayerische Hypo- und Vereinsbank AG. Bayerische Hypo- und Vereinsbank AG has reported currently having, or previously having, an open short position in our common shares.

(8)
Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC.  Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC.  Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.  Highbridge International LLC has reported currently having, or previously having, an open short position in our common shares.

(9)
Highbridge Capital Management, LLC is the trading manager of Highbridge Capital Arbitrage Master Fund L.P. and has voting control and investment discretion over the securities held by Highbridge Capital Arbitrage Master Fund L.P.  Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge Capital Arbitrage Master Fund L.P.  Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Cwieca disclaims beneficial ownership of the securities held by Highbridge Capital Arbitrage Master Fund L.P. Highbridge Capital Arbitrage Master Fund L.P. has reported currently having, or previously having, an open short position in our common shares.

(10)	JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment adviser that has voting and dispositive power of JMG Partners’ investments, including the shares beneficially owned prior to the offering. The equity interests of the Manager are owned by JMG Capital Management, Inc. (“JMG Capital”) a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings. JMG Capital Partners has reported currently having, or previously having, an open short position in our common shares.
(11)
JP Morgan Securities Inc. is a wholly-owned subsidiary of JPMorgan Chase & Co.  JP Morgan Securities Inc. owns 91 of our common shares and has reported currently having, or previously having, an open short position in our common shares.

(12)	Deutsche Bank Trust Companies America may be deemed to exercise dispositive power or investment control over the securities stated as beneficially owned by Reflex Master Portfolio Ltd.